Mail Stop 4561

July 24, 2009

A.L. Giannopoulos, Chief Executive Officer
MICROS Systems, Inc.
7031 Columbia Gateway Drive
Columbia, MD 21046
Via facsimile also at (443) 285-0466

> **Re:** **MICROS Systems, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **File No. 000-09993**

Dear Mr. Giannopoulos:

We have reviewed your response letter dated June 25, 2009, in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 5, 2009.

Part III

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A, filed on October 17, 2008)

Compensation Discussion and Analysis

Bonus, page 11

1. In response to prior comment 3, you continue to assert your belief that quantitative disclosure of the applicable business-unit targets used to determine the 2008 annual incentive bonuses for Mr. Jammet and Ms. Kurdle would not be material or important to a reasonable investor, in the context of the other disclosures made in your proxy statement and given that you do not otherwise publicly disclose quantitative information regarding these business units. However, we note that your proxy statement indicates that performance-based incentive bonuses were a principal component of overall 2008 compensation for

A.L. Giannopoulos
MICROS Systems, Inc.
July 24, 2009
Page 2

your named executive officers, and that such bonuses awarded to Mr. Jammet and Ms. Kurdle were based entirely on achievement of the applicable business-level performance targets. Under these circumstances, the specific targets and achievement levels with respect to those targets would appear to constitute meaningful information in understanding how the company determines performance-based incentive compensation for these named executive officers, regardless of whether information regarding the relevant business units is publicly disclosed for other purposes. Accordingly, please provide in your response letter the specific business-level performance targets relating to revenue and income before taxes used as bases for 2008 annual incentive bonuses for Mr. Jammet and Ms. Kurdle, as well as the level of achievement against the targets. Provide conforming disclosure to the extent applicable in future filings.

Alternatively, if the company may rely on Instruction 4 to Item 402(b) of Regulation S-K to omit quantitative disclosure of the business-level performance targets, please provide in your response letter a reasonably-detailed analysis that supports your reliance on that instruction. In addition, to the extent you rely on Instruction 4, please tell us and, as applicable, provide meaningful disclosure in future filings, describing the level of difficulty or likelihood of achieving the undisclosed target levels.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Katherine Wray, Staff Attorney, at (202) 551-3483, or in her absence the undersigned at (202) 551-3457, if you have any questions. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel